Media release

Rio Tinto approves development of Oyu Tolgoi underground mine

6 May 2016

Rio Tinto and its partners, the Government of Mongolia and Turquoise Hill Resources, have approved the next stage in the development of the world-class Oyu Tolgoi copper and gold mine in Mongolia. The development of the underground mine will start in mid-2016 following the approval of a $5.3 billion investment by the partners and the recent granting of all necessary permits.

First production from the underground, which has an average copper grade of 1.66 per cent, more than three times higher than the open pit, is expected in 2020. When the underground is fully ramped up in 2027, Oyu Tolgoi is expected to produce more than 500,000 tonnes of copper a year,1 compared with current annual production of 175,000-200,000 tonnes. The mine also benefits from significant gold byproducts, with an average gold grade of 0.35 grams per tonne.

This expansion provides an attractive investment for all shareholders with an expected internal rate of return of more than 20 per cent.2 The material from this brownfield expansion will utilise the existing concentrator and infrastructure. The size and quality of this tier one resource provides additional expansion options, which could see production sustained for many decades.

Rio Tinto deputy chief executive Jean-Sébastien Jacques said “Rio Tinto’s partnership with Mongolia began over a decade ago and we are proud of what we have already achieved in building a world-class and safety-focused operation which has already been selling copper for nearly three years. Today’s investment takes it to another level and will transform Oyu Tolgoi into one of the most significant copper mines globally, unlocking 80 per cent of its value.

“Long-term copper fundamentals remain strong and production from the Oyu Tolgoi underground will commence at a time when copper markets are expected to face a structural deficit. In line with Rio Tinto’s other tier one assets, Oyu Tolgoi offers opportunities for further expansions, leveraging existing infrastructure and supply chains and will provide attractive returns for all shareholders and Mongolia more broadly for decades to come. This is a long-term partnership, built to create mutual benefit.”

The open-pit mine at Oyu Tolgoi was completed on schedule in less than 24 months and production started in 2013. Since then, more than 440,000 tonnes of copper have been sold. Oyu Tolgoi has a workforce of approximately 3000, of which 95 per cent is Mongolian, and to date has paid more than $1.4 billion in taxes, fees and other payments to the Government of Mongolia.

Prime Minister of Mongolia MP Chimediin Saikhanbileg said “This significant investment demonstrates the confidence of all the partners in both the Oyu Tolgoi mine and in Mongolia. It also demonstrates the attractiveness of Mongolia as a place to do business and invest, which will be a catalyst for further investments that will strengthen Mongolia's economy.

“The development of the underground will create further jobs, support Mongolian suppliers and unlock substantial value for all stakeholders, delivering benefits for all Mongolians for generations to come. This is a proud day for Mongolia and is a clear demonstration that the country is back to business.”

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1 This production target (stated as payable metal) for the Oyu Tolgoi underground and open pit is underpinned three per cent by proven ore reserves and 97 per cent by probable ore reserves for the years 2025-2030, which have been scheduled from current mine designs by Competent Persons in accordance with the requirements of the Australasian Code for Reporting of Exploration Results, Minerals Resources and Ore Reserves, 2012 Edition.

2 IRR based on Wood Mackenzie price forecasts as at Q1 2016.

Today’s investment decision follows the December 2015 signing of a $4.4 billion project financing agreement with international financial institutions and export credit agencies representing the Governments of the United States, Canada and Australia, along with 15 commercial banks, for the development of the underground mine. The parties have agreed a senior debt cap of $6 billion, providing the option for $1.6 billion of supplemental senior debt.

Note to editors

Oyu Tolgoi is jointly owned by the Government of Mongolia (34 per cent) and Turquoise Hill Resources (66 per cent, of which Rio Tinto owns 51 per cent). Rio Tinto has been the manager of the Oyu Tolgoi project since 2010.

Some $6.4 billion has been invested to develop the open-pit mine, concentrator and associated infrastructure at Oyu Tolgoi, with an additional $500 million of capital costs for initial development of the underground mine.

Oyu Tolgoi raised limited recourse project finance to refinance existing shareholder funding and support development of the underground. The initial project finance tranche of $4.4 billion was secured in December 2015 and is expected to be drawn during the second quarter of 2016. The Oyu Tolgoi underground development will be funded by project finance debt and cash flows from Oyu Tolgoi’s open-pit operations plus cash held by Turquoise Hill Resources.

Oyu Tolgoi is fully consolidated in Rio Tinto’s accounts. On drawdown, the project finance will be recognised on Rio Tinto’s balance sheet as cash and debt.

Underground production will come from the Hugo Dummett North deposit (including the North Extension) which contains probable ore reserves of 499 million tonnes with an average grade of 1.66 per cent copper and 0.35 grams per tonne of gold.3

Oyu Tolgoi is expected to produce 560,000 tonnes of copper a year, on average, between 2025 and 2030,1 when it is expected to operate in the first quartile of the copper cost curve.

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3 Oyu Tolgoi resources and reserves are taken from Rio Tinto’s 2015 Annual Report dated 2 March 2016 and released to the market on 3 March 2016. Oyu Tolgoi underground reserves include Hugo Dummett North and Hugo Dummett North Extension. The Competent Person responsible for that previous reporting was J Dudley (AusIMM Reserves), R Singh (AusIMM Reserves) and O Togtokhbayar (AusIMM Resources). Rio Tinto is not aware of any new information or data that materially affects these resource estimates, and confirms that all material assumptions and technical parameters underpinning the estimates continue to apply and have not materially changed. The form and context in which the competent persons’ findings are presented have not been materially modified.

Contacts

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